Banco Bilbao Vizcaya Argentaria, S.A.

Calle Azul, 4

28050 Madrid

Spain

October 23, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Banco Bilbao Vizcaya Argentaria, S.A. – Withdrawal of Registration Statement on Form F-4 (Registration No. 333-281111)

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), Banco Bilbao Vizcaya Argentaria, S.A., a bank organized under the laws of the Kingdom of Spain (“BBVA”), respectfully requests the withdrawal of its Registration Statement on Form F-4 (File No. 333-281111), together with all amendments and exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Securities and Exchange Commission (the “Commission”) on July 31, 2024, and amended on September 20, 2024, October 15, 2024, February 27, 2025 and September 5, 2025. The Registration Statement was declared effective by the Commission on September 8, 2025, and no securities have been sold or issued thereunder.

The Registration Statement registered BBVA’s proposed exchange offer to all shareholders of Banco de Sabadell, S.A., a bank organized under the laws of Spain (“Banco Sabadell”), to acquire all of the issued and outstanding registered shares of Banco Sabadell, in exchange for ordinary shares of BBVA (the “Offer”). On October 16, 2025, BBVA announced that the Offer will not proceed as the minimum acceptance condition set by BBVA has not been met. Because the proposed sale of the securities registered under the Registration Statement will not occur, BBVA believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) of the Securities Act.

BBVA requests that, in accordance with Rule 457(p) of the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited to BBVA for future use.

We thank you in advance for your time and consideration in connection with this matter and for the assistance and responsiveness of the staff of the Commission throughout the process of the Offer. Should you need any additional information, please feel free to contact our counsel, Michael J. Willisch of Davis Polk & Wardwell LLP at +34 91 768 9610 or michael.willisch@davispolk.com.

Respectfully submitted,

/s/ Luisa Gómez Bravo
Name:	Luisa Gómez Bravo
Title:	Chief Financial Officer
Banco Bilbao Vizcaya Argentaria, S.A.

cc:	Michael J. Willisch (Davis Polk & Wardwell LLP)

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